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-----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                 -------------------------
 F  O  R  M  4 |                                      Washington, D.C. 20549                          |       OMB APPROVAL
-----------------                                                                                     |------------------------
[ ] Check this box if no                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                |OMB Number      3235-0287
    longer subject to                                                                                 |Expires: December 31,2001
    Section 16. Form 4 or                                                                             |Estimated average burden
    Form 5 obligations may  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   |hours per response...0.5
    continue. See              Section 17(a) of the Public Utility Holding Company Act of 1935 or     --------------------------
    Instruction 1(b)                    Section 30(f) of the Investment Company Act 1940

(Print or Type response)
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1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person to
                                        |                                                |  Issuer (Check all Applicable)
      Wylie, Catherine N.               |     Coastal Bancorp, Inc. (CBSA)               |
                                        |                                                |   Director              10% Owner
----------------------------------------|------------------------------------------------|---                   ---
      (Last)             (First)    (MI)|3.IRS or Soc. Sec. No. |4.Statement for Month/  | X Officer               Other
                                        |  of Reporting Person  |  Year                  |---(give title below) -(Specify below)
       3225 Bellefontaine Street        |  (Voluntary)          |    February  2002      | Sr. EVP/CFO/COO
                                        |                       |                        |--------------------------------------
----------------------------------------|                       |------------------------|7. Individual or Joint/Group Filing
      (Street)                          |                       |5.If Amendment, Date of |   (Check Applicable Line)
                                        |                       |  Original (Month/Year) |
        Houston, Texas  77025           |                       |                        | X  Form filed by One Reporting Person
                                        |                       |                        |---
                                        |                       |                        |    Form filed by More than One
                                        |                       |                        |--- Reporting Person
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      (City)         (State)     (Zip)
                                              TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.Title of Security            |2.Transac-  |3.Transac-|4.Security Acquired (A) or   |5.Amount of      |6.Owner-|7.Nature of
  (Instr. 3)                   |  tion Date |tion Code |  Disposed of (D)            |  Securities     |Ship Fo-|  Indirect
                               |(Month/Day/ |(Instr.8) |  (Instr. 3, 4 and 5)        |  Beneficially   |rm: Dir-|  Beneficial
                               | Year)      |----------|-----------------------------|  Owned at End of|ect (D) |  Ownership
                               |            |    |     |              |    |         |  Month (Instr.  |or Indi-|  (Instr. 4)
                               |            |    |     |              |    |         |  3 and 4)       |rect (I)|
                               |            |    |     |              |(A) |         |                 |(Instr. |
                               |            |Code| V   |    Amount    |(D) |  Price  |                 |4)      |
-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|---------------
-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|---------------
  Common Stock (CBSA)          | 02/11/2002 | M  |     |   12,145     | A  |  7.08   |                 |        |
-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|---------------
  Common Stock (CBSA)          | 02/11/2002 | F  |     |    2,925     | D  | 30.44   |     13,145      |   D    |
-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|---------------
  Preferred Stock              |            |    |     |              |    |         |      2,000      |   D    |
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Reminder: Report on a separate line for each class securities owned directly or indirectly.                               (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                SEC 1474 (3-99)
**The  reporting  person  disclaims  beneficial  ownership  of  the  reported securities.

                                                     (Print or type responses)
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FORM 4 (continued)         TABLE II - Derivative Securities Acquired, Disposed of, Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible security)
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1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of        |6.Date     |7.Title and Amount |8.Price of|9.Number  |10.     |11.
Derivative|sion or  |Tran-|  saction|  Derivative       |Exercisable|  of Underlying    |Derivative|  of      |Ownersh-|Natureof
Security  |Exercise |sact-|  Code   |  Securities       |and        |  Securities       |Security  |Derivative|ip Form |Indirect
(Instr. 3)|Price of |ion  |(Instr.8)|  Acquired (A) or  |Expiration |  (Instr. 3 and 4) |(Instr. 5)|Securities|of Deri-|Benefical
          |Deriva-  |Date(|         |  Disposed of (D)  |Date       |                   |          |Benefi-   |vative  |Ownership
          |tive     |Month|         |  (Instr. 3, 4 an  |(Month/Day/|                   |          |cially    |Security|Instr.4
          |Security |/Day/|         |  and 5)           |   Year)   |                   |          |Owned at  |: Direct|
          |         |Year)|         |                   |-----------|-------------------|          |End of    |(D) or  |
          |         |     |         |                   |     |     |         |Amount or|          |Month     |Indirect|
          |         |     |---------|-------------------|Date |Exp. |  Title  |Number of|          |(Instr. 4)|(I) (In-|
          |         |     |Code| V  |   (A)   |   (D)   |Exbl.|Date |         |Shares   |          |          |str. 4) |
----------|---------|-----|----|----|---------|---------|-----|-----|---------|---------|----------|----------|--------|--------
----------|---------|-----|----|----|---------|---------|-----|-----|---------|---------|----------|----------|--------|--------
Stock     |  7.08   |02/11|  M |    |         |  12,145 | (1) |08/27| Common  |  12,145 |          |          |        |
  Options |         |/2002|    |    |         |         |     |/2002|         |         |          |          |        |
Stock     |  8.58   |     |    |    |         |         | (1) |06/24| Common  |  3,955  |          |   3,955  |   D    |
  Options |         |     |    |    |         |         |     |/2003|         |         |          |          |        |
Stock     |  11.42  |     |    |    |         |         | (1) |06/23| Common  |  3,679  |          |   3,679  |   D    |
  Options |         |     |    |    |         |         |     |/2004|         |         |          |          |        |
Stock     |  10.33  |     |    |    |         |         | (1) |05/25| Common  |  8,167  |          |   8,167  |   D    |
  Options |         |     |    |    |         |         |     |/2005|         |         |          |          |        |
Stock     |  11.33  |     |    |    |         |         | (1) |03/28| Common  |  15,000 |          |   15,000 |   D    |
  Options |         |     |    |    |         |         |     |/2006|         |         |          |          |        |
Stock     |  15.17  |     |    |    |         |         | (1) |04/24| Common  |  16,500 |          |   16,500 |   D    |
  Options |         |     |    |    |         |         |     |/2007|         |         |          |          |        |
Stock     |  25.125 |     |    |    |         |         | (1) |06/25| Common  |  3,000  |          |   3,000  |   D    |
  Options |         |     |    |    |         |         |     |/2008|         |         |          |          |        |
Stock     |  16.00  |     |    |    |         |         | (1) |06/27| Common  |  20,000 |          |   20,000 |   D    |
  Options |         |     |    |    |         |         |     |/2009|         |         |          |          |        |
Stock     |  14.75  |     |    |    |         |         | (1) |05/25| Common  |  13,000 |          |   13,000 |   D    |
  Options |         |     |    |    |         |         |     |/2010|         |         |          |          |        |
Stock     |  30.44  |02/11|    |    |    A    |         | (1) |02/11| Common  |  3,531  |          |   3,531  |   D    |
  Options |         |/2002|    |    |         |         |     |/2012|         |         |          |          |        |
          |         |     |    |    |         |         |     |     |         |         |          |          |        |
          |         |     |    |    |         |         |     |     |         |         |          |          |        |
          |         |     |    |    |         |         |     |     |         |         |          |          |        |
          |         |     |    |    |         |         |     |     |         |         |          |          |        |
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Explanation of Responses:

(1)  Options vest over four years from date of grant, 25% per year.

    *     Intentional misstatements or omissions of facts constitute          /s/   Catherine N. Wylie                03/06/2002
          Federal Criminal Violations.  See 18 U.S.C. 1001 and                ---------------------------------------  ---------
          15 U.S.C. 78ff(a).                                                  ***Signature of Reporting Person          Date

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